CANAGOLD RESOURCES LTD.

Second Quarter Report

Condensed Consolidated Interim Financial Statements

(expressed in United States dollars)

Three and Six Months ended June 30, 2026

(Unaudited - Prepared by Management)

Notice of No Auditor Review of

Unaudited Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2026

In accordance with National Instrument 51-102 Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of these unaudited condensed consolidated interim financial statements, they must be accompanied by a notice indicating that the unaudited condensed consolidated interim financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed consolidated interim financial statements of Canagold Resources Ltd. (the "Company") for the three months and six months ended June 30, 2026 (the "Financial Statements") have been prepared by and are the responsibility of the Company's management, and have not been reviewed by the Company's auditors.  The Financial Statements are stated in terms of United States dollars, unless otherwise indicated, and are prepared in accordance with International Accounting Standards 34 ("IAS 34") and International Financial Reporting Standards ("IFRS").

CANAGOLD RESOURCES LTD.
Unaudited Condensed Consolidated Statements of Financial Position
(expressed in thousands of United States dollars)

		June 30,	December 31,
	Notes	2026	2025

ASSETS

CURRENT ASSETS
Cash		$2,640	$820
Marketable securities	6	13	16
Receivables and prepaids	15	307	175
Total Current Assets		2,960	1,011

NON-CURRENT ASSETS
Mineral property interests	7	39,800	37,282
Mineral property deposits		328	1
Equipment	8	87	129
Total Non-Current Assets		40,215	37,412
Total Assets		$43,175	$38,423

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable and accrued liabilities	12	$1,186	$1,129
Flow through premium liability	9(a)	77	52
Lease liability, current	9(b)	62	62
Total Current Liabilities		1,325	1,243

LONG TERM LIABILITIES
Deferred compensation liability	10(c)	1,009	856
Lease liability, long term	9(b)	9	40
Deferred income tax liability	15	2,248	2,311
Total Long Term Liabilities		3,266	3,207
Total Liabilities		4,591	4,450

SHAREHOLDERS' EQUITY
Share capital	10(b)	103,184	96,659
Reserve for share-based payments		521	635
Accumulated other comprehensive loss		(5,564)	(4,109)
Deficit		(59,557)	(59,212)
Total Shareholders' Equity		38,584	33,973
Total Liabilities and Shareholders' Equity		$43,175	$38,423

Nature of operations and going concern (Note 1)

Commitment (Note 14)

Subsequent events (Note 16)

Refer to the accompanying notes to the consolidated financial statements.

Approved on behalf of the Board:

/s/ Sofia Bianchi	/s/ Andrew Trow
Director	Director

CANAGOLD RESOURCES LTD.
Unaudited Condensed Consolidated Statements of Comprehensive Loss
(expressed in thousands of United States dollars)

		Three months ended June 30		Six months ended June 30
	Notes	2026	2025	2026	2025

Expenses:
Amortization	8	$19	$19	$38	$38
Corporate development		27	17	59	47
Employee and director remuneration	12	111	105	234	214
General and administrative	11	105	131	199	211
Share-based payments	10(c) and 12	55	153	302	257

Operating loss		(317)	$(425)	(832)	(767)
Interest and other income		21	5	29	14
Foreign exchange (loss) gain		14	(19)	46	(17)
Change in fair value of marketable securities	6	(4)	(19)	(3)	(117)
Interest and finance charges	9(b)	(1)	(3)	(3)	(5)

Net loss before income tax		(287)	(461)	(763)	(892)
Income tax recovery	9(a)	187	25	335	38

Net loss for the period		(100)	(436)	(428)	(854)

Other comprehensive income (loss):
Item that will or may be reclassified to profit or loss:
Foreign currency translation adjustment		(721)	1,669	(1,455)	1,705

Comprehensive loss for the period		$(821)	$1,233	$(1,883)	$851

Basic and diluted loss per share		$(0.00)	$(0.00)	$(0.00)	$(0.00)

Weighted average number of common shares outstanding - Basic and Diluted		213,949,766	183,969,152	209,270,447	180,630,970

Refer to the accompanying notes to the consolidated financial statements.

CANAGOLD RESOURCES LTD.
Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity
(expressed in thousands of United States dollars, except per share amounts)

				Accumulated
	Share Capital		Reserve for	Other
	Number of		Share-Based	Comprehensive
	Shares	Amount	Payments	Income (Loss)	Deficit	Total

Balance, December 31, 2024	174,495,696	$91,688	$593	$(5,669)	$(56,632)	$29,980
Private placement	18,979,368	4,921	-	-	-	4,921
Conversion of RSUs to shares	490,635	91	(91)	-	-	-
Share issuance expense	-	(41)	-	-	-	(41)
Share based payments	-	-	146	-	-	146
Expiration of stock options	-	-	(13)	-	13	-
Comprehensive loss for the year	-	-	-	1,560	(2,593)	(1,032)
Balance, December 31, 2025	193,965,699	$96,659	$635	$(4,109)	$(59,212)	$33,974
Private placement	19,396,570	6,411	-	-	-	6,411
Conversion of RSUs to shares	587,497	143	(143)	-	-	-
Share issuance expense	-	(29)	-	-	-	(29)
Share based payments	-	-	112	-	-	112
Expiration of stock options	-	-	(83)		83	-
Comprehensive loss for the period	-	-	-	(1,455)	(428)	(1,883)
Balance, June 30, 2026	213,949,766	$103,184	$521	$(5,564)	$(59,557)	$38,584

Balance, December 31, 2024	174,495,696	$91,688	$593	$(5,669)	$(56,632)	$29,980
Private placement	9,200,000	2,159	-	-	-	2,159
Conversion of RSUs to shares	360,645	94	(64)	-	-	30
Share issuance expense	-	(17)	-	-	-	(17)
Share based payments	-	-	62	-	-	62
Expiration of stock options	-	-	(13)		13	-
Comprehensive loss for the period	-	-	-	1,705	(854)	851
Balance, June 30, 2025	184,056,341	$93,924	$578	$(3,964)	$(57,473)	$33,065

Refer to the accompanying notes to the consolidated financial statements.

CANAGOLD RESOURCES LTD.
Unaudited Condensed Consolidated Statements of Cash Flows
(expressed in thousands of United States dollars)

		Three months ended June 30		Six months ended June 30
	Notes	2026	2025	2026	2025

Cash provided from (used by):

Operations:
Net loss		$(100)	$(436)	$(428)	$(854)
Items not involving cash:
Accrued interest	9(b)	1	3	3	5
Amortization	8	19	19	38	38
Share-based payments	10(c) and 12	55	153	302	257
Change in fair value of marketable securities	6	4	19	3	117
Income tax recovery	9(a)	(187)	(25)	(335)	(38)
		(208)	(267)	(416)	(475)
Changes in non-cash working capital items:
Receivables and prepaids		(77)	46	(125)	158
Accounts payable and accrued liabilities		(50)	(95)	(143)	(33)
Net cash used by operating activities		(335)	(316)	(684)	(350)

Financing:
Issuance of common shares, net of share issuance costs	10(b)	(10)	(4)	6,750	2,205
Lease payments	9(b)	(16)	(16)	(32)	(30)
Cash provided from financing activities		(26)	(20)	6,718	2,175

Investing:
Proceeds from disposition of marketable securities	6	-	-	-	53
Expenditures for mineral properties, net of recoveries	7	(2,109)	(703)	(4,093)	(1,599)
Cash used by investing activities		(2,109)	(703)	(4,093)	(1,546)

Unrealized foreign exchange gain (loss) on cash		41	108	(120)	122

(Decrease) increase in cash		(2,430)	(931)	1,820	401
Cash, beginning of period		5,070	2,008	820	676

Cash and cash equivalents, end of period		$2,640	$1,077	$2,640	$1,077

Refer to the accompanying notes to the consolidated financial statements.

CANAGOLD RESOURCES LTD.
Unaudited Condensed Consolidated Statements of Cash Flows
(expressed in thousands of United States dollars)

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Non-cash financing and investing activities:

Conversion of RSUs to shares	$94	-	143	94
Mineral property costs included in accounts payable	$1,080	1,161	1,080	1,161
Expiry of stock options	$83	6	83	6
Income taxes paid	$-	-	-	-
Interest paid	$-	-	-	-

Refer to the accompanying notes to the consolidated financial statements.

CANAGOLD RESOURCES LTD.
Notes to the Unaudited Condensed Consolidated Financial Statements
For the Three and  Six Months Ended June 30, 2026
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

1. Nature of Operations and Going Concern

Canagold Resources Ltd. (the "Company"), a company incorporated under the laws of British Columbia on January 22, 1987, is in the mineral exploration business and has not yet determined whether its mineral property interests contain reserves. The recoverability of amounts capitalized for mineral property interests is dependent upon the existence of reserves in its mineral property interests, the ability of the Company to arrange appropriate financing and receive necessary permitting for the exploration and development of its mineral property interests, and upon future profitable production or proceeds from the disposition thereof. The address of the Company's registered office is #1500 - 1055 West Georgia Street, Vancouver, BC, Canada, V6E 4N7 and its principal place of business is #1250 - 625 Howe Street, Vancouver, BC, Canada, V6C 2T6.

The Company has no operating revenues, has incurred a significant net loss of $428,000 during the six months ended June 30, 2026 (June 30, 2025 - loss of $854,000) and has a deficit of $59.6 million as at June 30, 2026 (December 31, 2025 - deficit of $59.2 million). In addition, the Company has negative cash flows from operations.  These unaudited condensed consolidated financial statements have been prepared on a going concern basis, which assumes the realization of assets and repayment of liabilities in the normal course of business. The Company's ability to continue as a going concern is dependent on the ability of the Company to raise debt or equity financings, and the attainment of profitable operations. Management continues to find opportunities to raise the necessary capital to meet its planned business objectives and continues to seek financing opportunities. There can be no assurance that management's plans will be successful. These matters indicate the existence of material uncertainties that may cast substantial doubt about the Company's ability to continue as a going concern. These consolidated financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern, and such adjustments could be material.

2. Basis of Presentation

(a) Statement of compliance:

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting ("IAS 34") using accounting policies consistent with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board and the interpretations of the International Financial Reporting Standards Interpretations Committee.  These unaudited condensed consolidated interim financial statements do not include all of the information and disclosures required for full and complete annual financial statements and accordingly should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2025.  The Company has consistently applied the same accounting policies for all periods as presented.  Certain of the prior periods' comparative figures may have been reclassified to conform to the presentation adopted in the current period.

(b) Approval of consolidated financial statements:

These unaudited consolidated financial statements were approved by the Company's Board of Directors on August 13, 2026.

(c) Basis of presentation:

These unaudited condensed consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments which are measured at fair value, as disclosed in Note 5.  In addition, these unaudited condensed consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

Canagold Resources Ltd.	Page 8

CANAGOLD RESOURCES LTD.
Notes to the Unaudited Condensed Consolidated Financial Statements
For the Three and  Six Months Ended June 30, 2026
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2. Basis of Presentation    (continued)

(d) Functional currency and presentation currency:

The functional currency of the Company and its subsidiaries is the Canadian dollar, and accounts denominated in currencies other than the Canadian dollar have been translated as follows:

• Monetary assets and liabilities at the exchange rate at the consolidated statement of financial position date;

• Non-monetary assets and liabilities at the historical exchange rates, unless such items are carried at fair value, in which case they are translated at the date when the fair value was determined;

• Shareholders' equity items at historical exchange rates; and

• Revenue and expense items at the rate of exchange on the transaction date.

The Company's presentation currency is the United States dollar. For presentation purposes, all amounts are translated from the Canadian dollar functional currency to the United States dollar presentation currency for each period. Statement of financial position accounts, with the exception of equity, are translated using the exchange rate at the end of each reporting period, transactions on the statement of comprehensive loss are recorded at the average rate of exchange during the period, and equity accounts are translated using historical actual exchange rates.

Exchange gains and losses arising from translation to the Company's presentation currency are recorded as a cumulative translation adjustment in other comprehensive income (loss), which is included in accumulated other comprehensive loss.

(e) Critical accounting estimates and judgments:

The preparation of the financial statements in accordance with IFRS Accounting Standards requires management to make estimates, assumptions and judgments that affect the application of accounting policies and the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements along with the reported amounts of revenues and expenses during the period.  Actual results may differ from these estimates and, as such, estimates and judgments and underlying assumptions are reviewed on an ongoing basis.  Revisions are recognized in the period in which the estimates are revised and in any future periods affected.

Significant areas requiring the use of management estimates relate to determining the recoverability of mineral property interests and receivables and the variables used in the determination of the fair value of stock based compensation granted. While management believes the estimates are reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

The Company applies judgment in assessing the functional currency of each entity consolidated in these consolidated financial statements. The functional currency of the Company and its subsidiaries is determined using the currency of the primary economic environment in which that entity operates.

For right of use assets and lease liability, the Company applies judgment in determining whether the contract contains an identified asset, whether they have the right to control the asset, and the lease term. The lease term is based on considering facts and circumstances, both qualitative and quantitative, that can create an economic incentive to exercise renewal options. Management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not to exercise a termination option.

The Company applies judgment in assessing whether material uncertainties exist that would cast substantial doubt as to whether the Company could continue as a going concern.

Canagold Resources Ltd.	Page 9

CANAGOLD RESOURCES LTD.
Notes to the Unaudited Condensed Consolidated Financial Statements
For the Three and  Six Months Ended June 30, 2026
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2. Basis of Presentation    (continued)

(e) Critical accounting estimates and judgments:    (continued)

The Company is required to spend proceeds received from the issuance of flow-through shares on qualifying resources expenditures. The Company is also entitled to refundable mining tax credits on qualified resource expenditures incurred in Canada. Differences in judgment between management and regulatory authorities with respect to qualified expenditures may result in disallowed expenditures by the tax authorities. Any amount disallowed may result in the Company's required expenditures not being fulfilled or refundable tax credits not being recoverable. The Company accrues for refundable mining tax credits when management is reasonably assured that the amount is collectable.

At the end of each reporting period, the Company assesses each of its mineral resource properties to determine whether any indication of impairment exists. Judgment is required in determining whether indicators of impairment exist, including factors such as: the period for which the Company has the right to explore; expected renewals of exploration rights; whether substantive expenditures on further exploration and evaluation of resource properties are budgeted or planned; and results of exploration and evaluation activities on the exploration and evaluation assets.

3. Material Accounting Policy Information

The accounting policies set out below have been applied consistently to all periods presented in these unaudited condensed consolidated financial statements.

(a) Basis of consolidation:

These unaudited condensed consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries including New Polaris Gold Mines Ltd. (Canada), AIM U.S Holdings Corporation (USA), American Innovative Minerals LLC ("AIM") (USA), Fondaway LLC (USA), and Canarc (Barbados) Mining Ltd (inactive) (Barbados). The financial statements of subsidiaries are included in the consolidated financial statements from the date control commences until the date control ceases.  All significant intercompany transactions and balances are eliminated on consolidation.

Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

Canagold Resources Ltd.	Page 10

CANAGOLD RESOURCES LTD.
Notes to the Unaudited Condensed Consolidated Financial Statements
For the Three and  Six Months Ended June 30, 2026
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3. Material Accounting Policy Information    (continued)

(b) Financial instruments:

(i) Financial assets:

Initial recognition and measurement

A financial asset is measured initially at fair value plus, for an item not at fair value through profit or loss, transaction costs that are directly attributable to its acquisition or issue. On initial recognition, a financial asset is classified as measured at amortized cost or fair value through profit or loss. A financial asset is measured at amortized cost if it meets the conditions that: (i) the asset is held within a business model whose objective is to hold assets to collect contractual cash flows; (ii) the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding; and (iii) is not designated as fair value through profit or loss.

Subsequent measurement

The subsequent measurement of financial assets depends on their classification as follows:

Financial assets at fair value through profit or loss

Financial assets measured at fair value through profit and loss are carried in the consolidated statements of financial position at fair value with changes in fair value therein, recognized in profit or loss. Associated transaction costs are recognized in profit or loss in the period in which it arises.

Financial assets measured at amortized cost

A financial asset is subsequently measured at amortized cost, using the effective interest method.

Financial assets at fair value through other comprehensive income ("FVTOCI")

Financial assets carried at FVTOCI are initially recorded at fair value. Unrealized gains and losses arising from changes in the fair value of the financial assets held at FVTOCI are included in other comprehensive income or loss in the period in which they arise.

(ii) Derecognition:

A financial asset or, where applicable a part of a financial asset or part of a group of similar financial assets is derecognized when:

• The contractual rights to receive cash flows from the asset have expired;  or

• The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a 'pass-through' arrangement; and either: (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Canagold Resources Ltd.	Page 11

CANAGOLD RESOURCES LTD.
Notes to the Unaudited Condensed Consolidated Financial Statements
For the Three and  Six Months Ended June 30, 2026
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3. Material Accounting Policy Information    (continued)

(b) Financial instruments:    (continued)

(iii) Financial liabilities:

Financial liabilities are recognized when the Company becomes a party to the contractual provisions of the financial instrument. A financial liability is derecognized when it is extinguished, discharged, cancelled or when it expires. Financial liabilities are classified as either financial liabilities at fair value through profit or loss or financial liabilities subsequently measured at amortized cost. All interest-related charges are reported in profit or loss within interest expense, if applicable.

(iv) Fair value hierarchy

The Company categorizes financial instruments measured at fair value at one of three levels according to the reliability of the inputs used to estimate fair values. The fair value of financial assets and financial liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Financial assets and liabilities in Level 2 are valued using inputs other than quoted prices for which all significant inputs are based on observable market data. Level 3 valuations are based on inputs that are not based on observable market data.

(c) Impairment of non-financial assets:

The carrying amounts of non-current assets are tested for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. If there are indicators of impairment, the recoverable amount of the asset is estimated in order to determine the extent of the impairment. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount and is recorded as an expense in profit or loss.

The recoverable amount is the higher of an asset's "fair value less costs to sell" for the asset's highest and best use, and "value-in-use". Where the asset does not generate cash flows that are independent from other assets, the recoverable amount of the cash-generating unit to which the asset belongs is determined. "Fair value less costs to sell" is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date less incremental costs directly attributable to disposal of the asset, excluding financing costs and income tax expenses. For mining assets this would generally be determined based on the present value of the estimated future cash flows arising from the continued development, use or eventual disposal of the asset. In assessing these cash flows and discounting them to the present value, assumptions used are those that an independent market participant would consider appropriate. In assessing "value-in-use", the estimated future cash flows expected to arise from the continuing use of the assets in their present form and from their disposal are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and risks specific to the asset.

For the purposes of impairment testing, mineral property interests are allocated to cash-generating units to which the exploration or development activity relates. Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior periods.  A reversal of an impairment loss is recognized immediately in profit or loss.

Canagold Resources Ltd.	Page 12

CANAGOLD RESOURCES LTD.
Notes to the Unaudited Condensed Consolidated Financial Statements
For the Three and  Six Months Ended June 30, 2026
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3. Material Accounting Policy Information    (continued)

(d) Mineral property interest:

All costs related to investments in mineral property interests are capitalized on a property-by-property basis.  Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries. The costs related to a mineral property from which there is production, together with the costs of mining equipment, will be amortized using the unit-of-production method. When there is little prospect of further work on a property being carried out by the Company or its partners or when a property is abandoned or when the capitalized costs are not considered to be economically recoverable, the related property costs are written down to the amount recoverable.

From time to time, the Company may acquire or dispose of a mineral property interest pursuant to the terms of a property option agreement. As the property options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded. Property option payments are recorded as property costs or recoveries when the payments are made or received. Proceeds received on the sale or property option of the Company's property interest is recorded as a reduction of the mineral property cost.  The Company recognizes in income those costs that are recovered on mineral property interests when amounts received or receivable are in excess of the carrying amount.

The amounts shown for mineral property interests represent costs incurred to date and include advance net smelter return ("NSR") royalties, less recoveries and write-downs, and are not intended to reflect present or future values.

(e) Equipment:

Leasehold improvements, office equipment and furnishings, and right-of-use assets are recorded at cost, and are amortized as follows:

Leasehold improvements	Straight line over lease term
Office equipment	Double declining rate of 30%
Office furnishings	Double declining rate of 20%
Right-of-use	Straight line over lease term

Additions during the year are amortized on a pro-rated basis.

(f) Proceeds on unit offerings:

Proceeds received on the issuance of units, consisting of common shares and warrants, are first allocated to the fair value of the common shares with any residual value then allocated to warrants. Consideration received on the exercise of warrants is recorded as share capital and any related reserve for share-based payments is transferred to share capital.

(g) Non-monetary transactions:

Common shares issued for consideration other than cash are valued based on the fair market value of the goods or services received and if not determinable, the common shares are valued at their quoted market price at the date of issuance.

Canagold Resources Ltd.	Page 13

CANAGOLD RESOURCES LTD.
Notes to the Unaudited Condensed Consolidated Financial Statements
For the Three and  Six Months Ended June 30, 2026
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3. Material Accounting Policy Information    (continued)

(h) Flow-through common shares:

The Company will, from time to time, issue flow-through common shares to finance a portion of its exploration program.  Pursuant to the terms of the flow-through share agreements, these shares transfer the tax deductibility of qualifying resource expenditures to investors. On issuance, the Company bifurcates the flow-through shares into: (i) a flow-through share premium equal to the excess, if any, which investors pay for the flow-through common share over the market price of common shares on closing date and which is recognized as a liability; and (ii) share capital. Upon expenses being incurred, the Company derecognizes the liability and recognizes a deferred tax liability or tax recovery for the amount of tax reduction renounced to the shareholders.

Proceeds received from the issuance of flow-through shares are restricted to be used only for Canadian resource property exploration expenditures within a two-year period. The portion of the proceeds received but not yet expended at the end of the Company's period is disclosed separately as flow-through share proceeds.

The Company may also be subject to a Part XII.6 tax on flow-through proceeds renounced under the Look-back Rule, in accordance with the Government of Canada flow-through regulations. When applicable, this tax is accrued as a finance expense until paid.

(i) Share-based payments:

The Company has an Omnibus plan that is described in Note 10(c). Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The offset to the recorded cost is to the reserve for share-based payments. Consideration received on the exercise of stock options is recorded as share capital and the related reserve for share-based payments is transferred to share capital. Upon expiry, the recorded fair value is transferred from reserve for share-based payments to deficit.

The Company has a share appreciation rights plan, which provides stock option holders the right to receive the number of common shares that are equal in value to the intrinsic value of the stock options at the date of exercise. Amounts transferred from the reserve for share-based payment to share capital are based on the ratio of shares actually issued to the number of stock options originally granted. The remainder is transferred to deficit.

(j) Environmental rehabilitation:

The Company recognizes liabilities for statutory, contractual, constructive, or legal obligations associated with the retirement of mineral property interests and equipment, when those obligations result from the acquisition, construction, development, or normal operation of the assets. The net present value of future rehabilitation cost estimates arising from the decommissioning of plant and other site preparation work is capitalized to the related asset along with a corresponding increase in the rehabilitation provision in the period incurred. Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value. The rehabilitation asset is depreciated on the same basis as mining assets.

Canagold Resources Ltd.	Page 14

CANAGOLD RESOURCES LTD.
Notes to the Unaudited Condensed Consolidated Financial Statements
For the Three and  Six Months Ended June 30, 2026
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3. Material Accounting Policy Information    (continued)

(j) Environmental rehabilitation:    (continued)

The Company's estimates of reclamation costs could change as a result of changes in regulatory requirements, discount rates and assumptions regarding the amount and timing of the future expenditures.  These changes are recorded directly to the related asset with a corresponding entry to the rehabilitation provision. The Company's estimates are reviewed annually for changes in regulatory requirements, discount rates, effects of inflation and changes in estimates.

Changes in the net present value, excluding changes in the Company's estimates of reclamation costs, are charged to profit or loss for the period.The net present value of restoration costs arising from subsequent site damage that is incurred on an ongoing basis during production are charged to profit or loss in the period incurred.

The costs of rehabilitation projects that were included in the rehabilitation provision are recorded against the provision as incurred. The cost of ongoing current programs to prevent and control pollution is charged against profit or loss as incurred.

(k) Earnings (loss) per share:

Basic earnings (loss) per share is computed by dividing the net income (loss) for the period by the weighted average number of common shares outstanding during the period. The treasury stock method is used to calculate diluted earnings (loss) per common share amounts. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of the diluted per common share amount assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period. In the Company's case, diluted loss per share presented is the same as basic loss per share as the effect of outstanding options, warrants and share units in the loss per common share calculation would be anti-dilutive.

(l) Provisions:

Provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the consolidated statement of financial position date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows. When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount receivable can be measured reliably.

(m) Income taxes:

The Company follows the asset and liability method for accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and losses carried forward. Deferred tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in profit or loss in the period that includes the substantive enactment date. Deferred tax assets are recognized to the extent that recovery is considered probable.

Canagold Resources Ltd.	Page 15

CANAGOLD RESOURCES LTD.
Notes to the Unaudited Condensed Consolidated Financial Statements
For the Three and  Six Months Ended June 30, 2026
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3. Material Accounting Policy Information    (continued)

(n) Right-of-use asset and lease liability:

The Company assesses whether a contract is or contains a lease, at inception of a contract. The Company recognizes a right-of-use asset ("ROU asset") and a corresponding lease liability with respect to all lease arrangements in which it is the lessee, at the commencement of the lease, with the following exceptions:

(i) The Company has elected not to recognize ROU assets and liabilities for leases where the total lease term is less than or equal to 12 months; or

(ii) For leases of low value.

The payments for such leases are recognized in the consolidated statements of loss and comprehensive loss over the lease term.

The ROU asset is initially measured based on the present value of lease payments, lease payments made at or before the commencement day, and any initial direct costs. They are subsequently measured at cost less accumulated amortization and impairment losses. The ROU asset is depreciated over the shorter of the lease term or the useful life of the underlying asset. The ROU asset is subject to testing for impairment if there is an indicator of impairment.

The lease liability is initially measured at the present value of lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the Company uses its incremental borrowing rate. Lease payments include fixed payments less any lease incentives and any variable lease payments where variability depends on an index or rate. When the lease contains an extension or purchase option that the Company considers reasonably certain to be exercised, the cost of the option is included in the lease payments.

Variable lease payments that do not depend on an index or rate are not included in the measurement of the ROU asset and lease liability. The related payments are recognized as an expense in the period in which the triggering event occurs and are included in the consolidated statements of loss and comprehensive loss.

(o) Mining exploration tax recoveries:

The Company recognizes mining exploration tax recoveries in the period in which there is reasonable expectation, based on management's estimate, of receiving a refund. The amount of refundable mining tax credits receivable is subject to review and approval by the taxation authorities and is adjusted for in the period when such approval is confirmed.

(p) Adoption of new accounting standards:

IFRS 18, issued by the IASB in April 2024, is a new standard on "Presentation and Disclosure in Financial Statements" that replaces IAS 1 and is effective from January 1, 2027, with earlier application permitted. The Company has not early adopted IFRS 18.

Canagold Resources Ltd.	Page 16

CANAGOLD RESOURCES LTD.
Notes to the Unaudited Condensed Consolidated Financial Statements
For the Three and  Six Months Ended June 30, 2026
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

4. Management of Capital

The Company is an exploration stage company and this involves a high degree of risk. The Company has not determined whether its mineral property interests contain reserves of ore and currently has not earned any revenues from its mineral property interests and, therefore, does not generate cash flows from operations.  The Company's primary source of funds comes from the issuance of share capital and proceeds from debt.  The Company has generated cash inflows from the disposition of marketable securities. The Company is not subject to any externally imposed capital requirements.

The Company defines its capital as debt and share capital. Capital requirements are driven by the Company's exploration activities on its mineral property interests. To effectively manage the Company's capital requirements, the Company has a planning and budgeting process in place to ensure that adequate funds are available to meet its strategic goals. The Company monitors actual expenses to budget on all exploration projects and overhead to manage costs, commitments and exploration activities.

The Company has in the past invested its capital in liquid investments to obtain adequate returns. The investment decision is based on cash management to ensure working capital is available to meet the Company's short-term obligations while maximizing liquidity and returns of unused capital.

Although the Company has been successful at raising funds in the past through the issuance of share capital, it is uncertain whether it will be able to continue this financing in the future. The Company will continue to rely on debt and equity financings to meet its commitments as they become due, to continue exploration work on its mineral property interests, and to meet its administrative overhead costs for the coming periods. There were no changes in the Company's approach to capital management during the six months ended June 30, 2026.

5. Management of Financial Risk

The Company has classified its financial instruments as follows:

Financial Assets
Cash	Amortized cost
Marketable securities	FVTPL
Receivables	Amortized cost

Financial Liability
Accounts payable and accrued liabilities	Amortized cost

Lease liability	Amortized cost

Canagold Resources Ltd.	Page 17

CANAGOLD RESOURCES LTD.
Notes to the Unaudited Condensed Consolidated Financial Statements
For the Three and  Six Months Ended June 30, 2026
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

5. Management of Financial Risk    (continued)

The fair values of the Company's cash, receivables and accounts payable and accrued liabilities approximate their carrying values due to the short terms to maturity.  Certain marketable securities are measured at fair values using Level 1 inputs.  Lease liabilities are measured at amortized cost. There were no transfers between levels 1, 2 or 3 during the six months ended June 30, 2026.

The Company is exposed in varying degrees to a variety of financial instrument related risks, including credit risk, liquidity risk and market risk which includes foreign currency risk, interest rate risk and other price risk.  The types of risk exposure and the way in which such exposure is managed are provided as follows.

(a) Credit risk:

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations.

The Company's credit risk is primarily attributable to its liquid financial assets including cash.  The Company limits exposure to credit risk on liquid financial assets through maintaining its cash with high-credit quality Canadian financial institutions.

To reduce credit risk, the Company regularly reviews the collectability of its amounts receivable, which may include amounts receivable from certain related parties, and records an expected credit loss based on its best estimate of potentially uncollectible amounts. Management believes that the credit risk with respect to these financial instruments is remote.

The financial instruments that potentially subject the Company to credit risk comprise cash and certain receivables, the carrying value of which represents the Company's maximum exposure to credit risk.

(b) Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due.

The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company's holdings of cash and its ability to raise equity financings. As at June 30, 2026, the Company had a working capital surplus (current assets less current liabilities) of $1.6 million (December 31, 2025 - working capital deficit of $232,000). The Company has sufficient funding to meet its short-term liabilities and administrative overhead costs, and to maintain its mineral property interests in 2026. The Company will need additional funding to advance its projects on a long-term basis.

Canagold Resources Ltd.	Page 18

CANAGOLD RESOURCES LTD.
Notes to the Unaudited Condensed Consolidated Financial Statements
For the Three and  Six Months Ended June 30, 2026
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

5. Management of Financial Risk    (continued)

(b) Liquidity risk:      (continued)

The following schedule provides the contractual obligations related to the lease liability payments (Notes 9(b)) as at June 30, 2026:

	Payments due by Period
			(CAD$000)
		Less than			After
	Total	1 year	1-3 years	3-5 years	5 years

Basic office lease	$104	$89	$15	$-	$-

(c) Market risk:

The significant market risk exposures to which the Company is exposed are foreign currency risk, interest rate risk and other price risk.

(i) Foreign currency risk:

Certain of the Company's mineral property interests and operations are in Canada.  Most of its operating expenses are incurred in Canadian dollars. Fluctuations in the Canadian dollar would affect the Company's consolidated statements of comprehensive loss as its functional currency is the Canadian dollar, and fluctuations in the U.S. dollar would impact its cumulative translation adjustment as its consolidated financial statements are presented in U.S. dollars.

The Company is exposed to currency risk for its U.S. dollar equivalent of assets and liabilities denominated in currencies other than U.S. dollars as follows:

	30-Jun-26	31-Dec-25

Cash	$2,056	$797
Marketable securities	13	16
Receivables and prepaids	635	173
Accounts payable and accrued liabilities	(1,164)	(1,129)
Lease liability	(71)	(102)
Deferred compensation liability	(1,009)	(856)

Net financial assets (liabilities)	$460	$(1,101)

Based upon the above net exposure as at June 30, 2026 and assuming all other variables remain constant, a 10% (December 31, 2025 - 10%) depreciation or appreciation of the U.S. dollar relative to the Canadian dollar could result in a decrease (increase) of approximately $45,000 (December 31, 2025- $110,000) in the cumulative translation adjustment in the Company's shareholders' equity.

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

Canagold Resources Ltd.	Page 19

CANAGOLD RESOURCES LTD.
Notes to the Unaudited Condensed Consolidated Financial Statements
For the Three and  Six Months Ended June 30, 2026
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

5. Management of Financial Risk    (continued)

(c) Market risk:  (continued)

(ii) Interest rate risk:

In respect of financial assets, the Company's policy is to invest excess cash at floating rates of interest in cash equivalents, in order to maintain liquidity, while achieving a satisfactory return.  Fluctuations in interest rates impact on the value of cash equivalents. The Company's investments in guaranteed investment certificates bear a fixed rate and are cashable at any time prior to maturity date. Interest rate risk is not significant to the Company as it has no interest-bearing debt at year-end.

(iii) Other price risk:

Other price risk is the risk that the value of a financial instrument will fluctuate as a result of changes in market prices.

The Company's other price risk includes equity price risk, whereby investment in marketable securities are held for trading financial assets with fluctuations in quoted market prices recorded at FVTPL. There is no separately quoted market value for the Company's investments in the shares of certain strategic investments.

As certain of the Company's marketable securities are carried at market value and are directly affected by fluctuations in value of the underlying securities, the Company considers its financial performance and cash flows could be materially affected by such changes in the future value of the Company's marketable securities. Based upon the net exposure as at June 30, 2026 and assuming all other variables remain constant, a net increase or decrease of 10% in the market prices of the underlying securities would increase or decrease respectively net (loss) income by $1,300 (December 31, 2025 - $1,600).

6. Marketable Securities

	June 30,	December 31,
	2026	2025

Balance, begin of period	$16	$218
Proceeds from disposition of marketable securities at fair value	-	(111)
Change in fair value of marketable securities	(3)	(97)
Foreign currency translation adjustment	-	6
Balance, end of period	$13	$16

Canagold Resources Ltd.	Page 20

CANAGOLD RESOURCES LTD.
Notes to the Unaudited Condensed Consolidated Financial Statements
For the Three and  Six Months Ended June 30, 2026
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7. Mineral Property Interest

Canada
British Columbia
New Polaris
(Note 7(a)(i))
Acquisition Costs:
Balance, December 31, 2025	$3,943
Acquisition	12
Foreign currency translation adjustment	(8)
Balance, June 30, 2026	3,947

Deferred Exploration Expenditures:
Balance, December 31, 2025	33,339
Additions:
Exploration:
Assays and sampling	4
Community and social	267
Drilling	764
Environmental	2,231
Field, camp, supplies	71
Permitting	47
General, administrative, sundry	13
Metallurgy	13
Rental and storage	16
Royalties	6
Salaries	446
Transportation	30
Foreign currency translation adjustment	(1,394)
Balance June 30, 2026	35,853

Mineral property interest:
Balance, June 30, 2026	$39,800

Canagold Resources Ltd.	Page 21

CANAGOLD RESOURCES LTD.
Notes to the Unaudited Condensed Consolidated Financial Statements
For the Three and  Six Months Ended June 30, 2026
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7. Mineral Property Interest    (continued)

Canada
British Columbia
New Polaris
(Note 7(a)(i))
Acquisition Costs:
Balance, December 31, 2024	$3,921
Acquisition	12
Foreign currency translation adjustment	12
Balance, June 30, 2025	3,945

Deferred Exploration Expenditures:
Balance, December 31, 2024	27,379
Additions:
Exploration:
Assays and sampling	3
Community and social	112
Drilling	48
Environmental	1,177
Feasibility	392
General, administrative, sundry	4
Metallurgy	10
Rental and storage	16
Royalties	7
Salaries	179
Transportation	17
Foreign currency translation adjustment	1,700
Balance June 30, 2025	31,044

Mineral property interest:
Balance, June 30, 2025	$34,989

Canagold Resources Ltd.	Page 22

CANAGOLD RESOURCES LTD.
Notes to the Unaudited Condensed Consolidated Financial Statements
For the Three and  Six Months Ended June 30, 2026
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7. Mineral Property Interest    (continued)

(a) Canada:

(i) New Polaris (British Columbia):

The New Polaris property, which is located in the Atlin Mining Division, British Columbia, is 100% owned by the Company subject to a 15% net profit interest which may be reduced to a 10% net profit interest within one year of commercial production by issuing 150,000 common shares. The Company is currently disputing the net profit interest. Acquisition costs at June 30, 2026 include a reclamation bond for $211,000 (December 31, 2025 - $211,000).

(ii) Windfall Hills (British Columbia):

The Company owns 100% undivided interests in two adjacent gold properties (Uduk Lake and Dunn properties) located in British Columbia. The Uduk Lake properties are subject to a 1.5% NSR production royalty that can be purchased for CAD$1 million and another 3% NSR production royalty. The Dunn properties are subject to a 2% NSR royalty which can be reduced to 1% NSR royalty for $500,000. During the year ended December 31, 2023, the Company impaired the property to $Nil as the Company currently does not have any planned or budgeted expenditures for the property.

(b) United States:

(i) Fondaway Canyon (Nevada):

The Company holds a 2% NSR on the Fondaway Canyon and Dixie Comstock properties of which half (1%) can be bought for $1 million per property.

(ii) Corral Canyon (Nevada):

In 2018, the Company staked various mining claims in Nevada, USA. During the year ended December 31, 2023, the Company impaired the property to $Nil as the Company currently does not have any planned or budgeted expenditures for the property.

(iii) Silver King (Nevada):

In October 2018, the Company entered into a property option agreement for its Silver King property with Brownstone Ventures (US) Inc. ("Brownstone"), a subsidiary of Nevada King Gold Corp, whereby Brownstone has an option to earn a 100% undivided interest by paying $240,000 in cash over a 10 year period with early option exercise payment of $120,000. The Company will retain a 2% NSR of which a 1% NSR can be acquired by Brownstone for $1 million. The Company received $Nil cash during the first six months of 2026 (2025 - $12,000) which was recognized as mineral property option income.

Canagold Resources Ltd.	Page 23

CANAGOLD RESOURCES LTD.
Notes to the Unaudited Condensed Consolidated Financial Statements
For the Three and  Six Months Ended June 30, 2026
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7. Mineral Property Interest    (continued)

(b) United States:    (continued)

(iv) Lightning Tree (Idaho):

On September 10, 2020, the Company entered into an option agreement in the form of a definitive mineral property purchase agreement for its Lightning Tree property located in Lemhi County, Idaho, with Ophir Gold Corp. ("Ophir"), whereby Ophir shall acquire a 100% undivided interest in the property. In order to acquire the property, over a three-year period, Ophir shall pay to the Company a total of CAD$137,500 in cash over a three-year period and issue 2.5 million common shares and 2.5 million warrants over a two-year period, and shall incur aggregate exploration expenditures of at least $4 million over a three-year period. The Company will retain a 2.5% NSR of which a 1% NSR can be acquired by Ophir for CAD$1 million. If Ophir fails to file a NI 43-101 compliant resource on the Lightning Tree property within three years, the property will not be conveyed to Ophir. In August 2022, the Company received CAD$50,000 cash (2021 - CAD$25,000 cash).  In 2021, the Company received 1.25 million shares with a fair value of $159,600 and 1.25 million warrants with a fair value of $5,000, all of which were recognized as mineral property option income. In Q3 2023, the Company and Ophir mutually agreed to terminate the September 10, 2020 agreement, and the property was returned to the Company.

(c) Title to mineral property interests:

The Company has diligently investigated rights of ownership of all of its mineral property interests/ concessions and, to the best of its knowledge, all agreements relating to such ownership rights are in good standing. However, all properties and concessions may be subject to prior claims, agreements or transfers, and rights of ownership may be affected by undetected defects.

(d) Realization of assets:

The Company's investment in and expenditures on its mineral property interests comprise a significant portion of the Company's assets. Realization of the Company's investment in these assets is dependent on establishing legal ownership of the mineral properties, on the attainment of successful commercial production or from the proceeds of their disposal. The recoverability of the amounts shown for mineral property interests is dependent upon the existence of reserves, the ability of the Company to obtain necessary financing to complete the development of the properties, and upon future profitable production or proceeds from the disposition thereof.

(e) Environmental:

Environmental legislation is becoming increasingly stringent and costs and expenses of regulatory compliance are increasing. The impact of new and future environmental legislation of the Company's operation may cause additional expenses and restrictions.

If the restrictions adversely affect the scope of exploration and development on the mineral properties, the potential for production on the property may be diminished or negated.

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous materials and other matters. The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its current properties and former properties in which it has previously had an interest. The Company is not aware of any existing environmental problems related to any of its current or former mineral property interests that may result in material liability to the Company.

Canagold Resources Ltd.	Page 24

CANAGOLD RESOURCES LTD.
Notes to the Unaudited Condensed Consolidated Financial Statements
For the Three and  Six Months Ended June 30, 2026
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

8. Equipment

	Leasehold	Office Furnishings	Right of Use
	Improvements	and Equipment	Asset	Total
Cost:
Balance, December 31, 2024	109	62	249	420
Foreign currency translation adjustment	6	3	18	27
Balance, December 31, 2025	115	65	267	447
Foreign currency translation adjustment	(4)	(2)	(14)	(20)
Balance June 30, 2026	111	63	253	427

Accumulated amortization:
Balance, December 31, 2024	51	59	113	223
Amortization	23	1	52	76
Foreign currency translation adjustment	3	4	12	19
Balance, December 31, 2025	77	64	177	318
Amortization	11	-	27	38
Foreign currency translation adjustment	(3)	(2)	(11)	(16)
Balance, June 30, 2026	85	62	193	340

Net book value:
Balance, June 30, 2026	$26	$1	$60	$87
Balance, December 31, 2025	$38	$1	$90	$129

The Company has a lease agreement for its headquarter office space in Vancouver, British Columbia. Its office lease term ended in July 2022 and a new office lease term started in September 2022 for a different office. The lease was set up as a right-of-use asset under the IFRS rules and 6.60% discount rate was used.

9. Liabilities

(a) Flow Through Premium Liability

On March 28, 2024, the Company closed a private placement for 15.7 million flow through common shares at CAD$0.2625 per share for gross proceeds of CAD$4.1 million. The fair value of the shares on March 28, 2024 was CAD$0.24 per share, resulting in the recognition of a flow through premium liability of CAD$0.0225 per share for a total of CAD$353,000.

On March 4, 2025, the Company closed a private placement for 9,200,000 flow through common shares at a price of CAD$0.35 per share for gross proceeds of CAD$3.2 million. The fair value of the shares on March 4, 2025 was CAD$0.34 per share, resulting in the recognition of a flow through premium liability of CAD$0.01 per share for a total of CAD$92,000.

On August 18, 2025, the Company closed a private placement for 4,651,163 flow through common shares at a price of CAD$0.43 per share for gross proceeds of CAD$2 million. The fair value of the shares on  August 18, 2025 was CAD$0.39 per share, resulting in the recognition of a flow through premium liability of CAD$0.04 per share for a total of CAD$186,047.

On February 13, 2026, the Company closed an offering for total proceeds of CAD$9,228,456.50 consisting of:  9,396,570 common shares at a price of CAD$0.45 per Common Share, and 10,000,000 common shares that qualify as flow-through shares for the purposes at a price of CAD$0.50 per share.  A flow through premium liability of CAD$0.05 per share for a total of CAD$500,000 was recognized.

Canagold Resources Ltd.	Page 25

CANAGOLD RESOURCES LTD.
Notes to the Unaudited Condensed Consolidated Financial Statements
For the Three and  Six Months Ended June 30, 2026
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

9. Liabilities  (continued)

Balance, December 31, 2023	$-
Add:
Excess of subscription price over fair value of flow through common shares	$261
Foreign currency translation adjustment	(3)
Less:
Income tax recovery	(258)
Balance, December 31, 2024	-

Add:
Excess of subscription price over fair value of flow through common shares	$199
Foreign currency translation adjustment	1
Less:
Income tax recovery	(148)
Balance, December 31, 2025	52

Add:
Excess of subscription price over fair value of flow through common shares	$367
Foreign currency translation adjustment	(7)
Less:
Income tax recovery	(335)
Balance, June 30, 2026	77

The Company has a remaining obligation to incur $797,000 qualified expenditures as at June 30, 2026 (December 31, 2025 - $560,000).

(b) Lease Liability

The continuity of the lease liability for the period ended June 30, 2026:

Balance, December 31, 2024	$150
Add:
Interest	9
Foreign currency translation	5
Less:
Payments	(62)
Balance, December 31, 2025	$102
Add:
Interest	$3
Less:
Foreign currency translation	(2)
Payments	(32)

Current portion	62
Long term portion	9
Balance, June 30, 2026	$71

Canagold Resources Ltd.	Page 26

CANAGOLD RESOURCES LTD.
Notes to the Unaudited Condensed Consolidated Financial Statements
For the Three and  Six Months Ended June 30, 2026
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

10. Share Capital

(a) Authorized:

The authorized share capital of the Company is comprised of an unlimited number of common shares without par value.

(b) Issued:

(i) On February 13, 2026 Canagold closed an offering for total proceeds of CAD$9,228,456.50 consisting of:

a. 9,396,570 common shares at a price of CAD$0.45 per Common Share, and

b. 10,000,000 common shares that qualify as flow-through shares for the purposes at a price of CAD$0.50 per share

(ii) On  January 15 2026, 587,497 RSUs vested and converted to common shares.

(iii) On August 21, 2025, the Company converted 129,990 vested restricted share units ("RSUs") into common shares and issued 129,990 common shares to the officers of the Company.

(iv) On August 18, 2025, the Company closed a private placement for 4,651,163 flow through common shares at a price of CAD$0.43 per share for gross proceeds of CAD$2 million. The fair value of the shares on  August 18, 2025 was CAD$0.39 per share, resulting in the recognition of a flow through premium liability of CAD$0.04 per share for a total of CAD$186,047.

(v) On August 18, 2025, the Company closed a financing consisting of 5,128,205 shares at CAD $0.39 per share for aggregate gross proceeds of CAD $2 million

(vi) On April 22, 2025, the Company converted 360,645 vested RSUs into common shares and issued 360,645 common shares to the officers of the Company.

(vii) On March 4, 2025, the Company closed a private placement for 9,200,000 flow through common shares at a price of CAD$0.35 per share for gross proceeds of CAD$3.2 million. The fair value of the shares on March 4, 2025 was CAD$0.34 per share, resulting in the recognition of a flow through premium liability of CAD$0.01 per share for a total of CAD$92,000.

(viii) On May 29, 2024, the Company converted 906,302 vested RSUs into common shares and issued 906,302 common shares to the officers of the Company.

(ix) On March 28, 2024, the Company closed a private placement for 15.7 million flow through common shares at CAD$0.2625 per share for gross proceeds of CAD$4.1 million. The fair value of the shares was CAD$0.24 per share, resulting in the recognition of a flow through premium liability of CAD$0.0225 per share for a total of CAD$353,000.

Canagold Resources Ltd.	Page 27

CANAGOLD RESOURCES LTD.
Notes to the Unaudited Condensed Consolidated Financial Statements
For the Three and  Six Months Ended June 30, 2026
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

10. Share Capital    (continued)

(c) Omnibus incentive plan:

The Company has an omnibus incentive compensation plan implemented in 2023. Pursuant to the omnibus plan, at June 30, 2026, the Company currently has 5,394,976 shares listed and reserved under the plan for stock option activities, 10,000,000 shares for restricted share units grants, 5,000,000 shares for deferred share units grants and 1,000,000 Shares for performance share units grants. The Plan, together with all security-based compensation arrangements of the Company, has an aggregate maximum number of shares that can be reserved for issuance equal to 10% of the number of shares issued and outstanding, from time to time.

i) Stock Options:

The continuity of outstanding stock options is as follows:

		Weighted
		average
		exercise
	Number	price
	of Shares	(CAD$)

Outstanding balance, at December 31, 2023	900,000	$0.50
Expired during 2024	(40,000)	$0.30
Outstanding balance, at December 31, 2024	860,000	$0.51
Expired during 2025	(60,000)	$0.50
Outstanding balance, at December 31, 2025	800,000	$0.51
Expired during 2026	(300,000)	$0.50
Outstanding balance, at June 30, 2026	500,000	$0.52

Exercise price		$0.52

Canagold Resources Ltd.	Page 28

CANAGOLD RESOURCES LTD.
Notes to the Unaudited Condensed Consolidated Financial Statements
For the Three and  Six Months Ended June 30, 2026
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

10. Share Capital    (continued)

(c) Omnibus incentive plan: (continued)

The following table summarizes information about stock options exercisable and outstanding at June 30, 2026:

		Weighted	Weighted
		Average	Average
Exercise	Number	Remaining	Exercise
Prices	Outstanding at	Contractual Life	Prices
(CAD$)	30-Jun-26	(Number of Years)	(CAD$)

$0.52	500,000	0.03	$0.52

No stock options were granted since the Omnibus plan was implemented in 2023.

ii) Performance share units

No performance share units (PSUs) were granted since the Omnibus plan was implemented in 2023. Total PSUs available for granting are 1,000,000.

iii) Restricted share units

There are 9,537,872 restricted share units ("RSUs") available for granting under the Omnibus plan as at June 30, 2026.

462,128 RSUs were granted to the officers of the Company during the six-month period ended June 30, 2026. The share price on grant date was CAD $0.67. These RSUs vest over a period of one year. During the six-month period ended June 30, 2026, 587,497  vested RSUs were converted to common shares.

459, 096 RSUs were granted to the officers of the Company during the year ended December 31, 2025. The share price on grant date was CAD $0.38. These RSUs vest over a period of one year. During the year ended December 31, 2025, 490,635 vested RSUs were converted to common shares and 58,484 RSUs were cancelled.

222,598 RSUs were granted to the officers of the Company during the year ended December 31, 2024. The share price on grant date was CAD $0.30. These RSUs vest over a period of one year.

1,600,000 RSUs were granted to the officers of the Company during the year ended December 31, 2023. The share price on grant date was CAD $0.230. These RSUs vest over a period of two years. During the year ended December 31, 2024, 906,302 vested RSUs were converted to common shares and 238,776 RSUs were cancelled.

Canagold Resources Ltd.	Page 29

CANAGOLD RESOURCES LTD.
Notes to the Unaudited Condensed Consolidated Financial Statements
For the Three and  Six Months Ended June 30, 2026
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

10. Share Capital    (continued)

(c) Omnibus incentive plan: (continued)

For accounting purposes, the Company amortizes the share-based compensation expense over the vesting period. The Company recognized a share-based compensation expense of $112,000 for the six-month period ended June 30, 2026 and $146,000 for the year ended December 31, 2025 (2024 - $108,347 and 2023 - $152,069).

The following is the RSUs continuity schedule as of June 30, 2026:

Balance December 31, 2022	-
RSUs granted	1,600,000
Balance December 31, 2023	1,600,000
RSUs granted	222,598
RSUs vested and converted to shares	(906,302)
RSUs cancelled	(238,776)
Balance December 31,2024	677,520
RSUs granted	459,096
RSUs vested and converted to shares	(490,635)
RSUs cancelled	(58,484)
Balance December 31, 2025	587,497
RSUs vested and converted to shares	(587,497)
RSUs granted	462,128
Balance June 30, 2026	462,128

iv) Deferred share units

There are 2,392,063 available deferred share units ("DSUs") under the Omnibus plan as at June 30, 2026.

No DSUs were granted to the directors of the Company during the first six months of 2026.

438,425 DSUs were granted to the directors of the Company during the year ended December 31, 2025 (share price on grant date was CAD $0.49).

632,257 DSUs were granted to the directors of the Company during the year ended December 31, 2024 (share price on grant date was CAD $0.30).

1,537,255 DSUs were granted to the directors of the Company during the year ended December 31, 2023 (share price on grant date was CAD $0.23).

These granted DSUs vested immediately, the Company accounts initially, based on the share price of the Company on the grant date, for a share-based compensation expense of and a corresponding share-based compensation liability. At each period end, the Company revalues the value of the outstanding DSUs to current market share price of the Company and adjusts accordingly the share based compensation and deferred compensation liability.  For the six-month period ended June 30, 2026, the Company recognized a share based compensation of $190,000 in connection with the revaluation of the outstanding DSUs to market value. For the year ended December 31, 2025 the Company recognized a share based compensation of $405,000 (December 31, 2024 - $207,844 December 31, 2023 - $244,000) in connection with DSUs grants and revaluation of the outstanding DSUs to market value.

Canagold Resources Ltd.	Page 30

CANAGOLD RESOURCES LTD.
Notes to the Unaudited Condensed Consolidated Financial Statements
For the Three and  Six Months Ended June 30, 2026
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

10. Share Capital    (continued)

(c) Omnibus incentive plan: (continued)

The following is the DSUs continuity schedule as of June 30, 2026:

	DSUs outstanding	Deferred compensation liability at year end
Balance December 31, 2022	-	-
DSUs granted in 2023	1,537,255	-
Balance December 31, 2023	1,537,255	244,000
DSUs granted in 2024	632,257
Balance December 31, 2024	2,169,512	422,000
DSUs granted in 2025	438,425
Balance December 31, 2025	2,607,937	856,000
Balance June 30, 2026	2,607,937	1,009,000

There were no conversions of DSUs to shares or cancelation of DSUs since the Omnibus plan was implemented.

11. General and Administrative

	Six months ended June 30,
	2026	2025

General and Administrative:
Accounting and audit	$53	$63
Legal	20	36
Office and sundry	48	45
Properties related expenses and taxes	6	7
Regulatory	48	36
Rent	24	24
	$199	$211

Canagold Resources Ltd.	Page 31

CANAGOLD RESOURCES LTD.
Notes to the Unaudited Condensed Consolidated Financial Statements
For the Three and  Six Months Ended June 30, 2026
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

12. Related Party Transactions

Key management includes directors (executive and non-executive) and senior management. The compensation paid or payable to key management is disclosed in the table below.

Except as disclosed elsewhere in the unaudited condensed consolidated financial statements, the Company had the following general and administrative costs with related parties during the six-month periods ended June 30, 2026 and 2025:

	Six months ended June 30		Net balance receivable (payable)
	2026	2025	June 30, 2026	December 31, 2025

Key management compensation:
Executive salaries and remuneration (1)	$498	$379	$(13)	$(11)
Directors fees	42	41	-	(42)
Share-based payments	302	257	-	-
	$842	$677	$(13)	$(53)

(1) Includes key management compensation which is included in employee and director remuneration, and mineral property interests.

As of June 30, 2026, Sun Valley Investments AG ("Sun Valley") owned 48.25% common shares of the Company.  During the year ended December 31, 2025, the Company received from and provided to Sun Valley corporate and technical related services. The Company incurred $24,000 (2024 - $112,000) in expenses and charged $54,000 (2024 - $40,000) to Sun Valley for services and reimbursements. The 2024 and 2025 amounts are outstanding at year end December 31, 2025, for a net amount of $42,000 due to Sun Valley. During the six-month period ended June 30, 2026, the Company incurred an additional of $8,000 reimbursable by Sun Valley.

13. Segment Disclosures

The Company has one operating segment, being mineral exploration. As at June 30, 2026 and December 31, 2025 all of the Company's non-current assets were located in Canada.

Canagold Resources Ltd.	Page 32

CANAGOLD RESOURCES LTD.
Notes to the Unaudited Condensed Consolidated Financial Statements
For the Three and  Six Months Ended June 30, 2026
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

14. Commitment

In January 2022, the Company entered into an office lease arrangement for a term of five years with a commencement date of September 1, 2022. The basic rent per year is CAD$84,700 for years 1 to 2, CAD$87,300 for years 3 to 4, and CAD$89,900 for year 5. As at June 30, 2026, the Company is committed to the following payments for base rent at its corporate head office in Vancouver, BC, as follows:

Amount
(CAD$000)
Year:

2026	$45
2027	$60
$105

15. Taxes

The Company is subject to corporate income taxes and other provincial and federal mining and sales taxes. There is a $130,000 receivables amount reported on the Statement of Financial Position of the Company comprised of taxes receivable from the Canadian tax authorities (federal GST credits). Although the Company has been successful in the past with applications for these credits, there is a risk that the tax claims may be denied or reduced by the tax authorities. As of June 30, 2026, the Company has a deferred tax liability of $2.2 million, resulted mainly from timing difference between the accounting and tax values of the mineral properties expenditures.

  16. Subsequent events

              On July 12, 2026, 500,000 stock options exercisable at CAD$0.52 expired unexercised.

.

Canagold Resources Ltd.	Page 33

CANAGOLD RESOURCES LTD.
Notes to the Unaudited Condensed Consolidated Financial Statements
For the Three and  Six Months Ended June 30, 2026
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

HEAD OFFICE #1250 - 625 Howe Street

Vancouver, BC, Canada, V6C 2T6

Telephone: (604) 685-9700

Facsimile: (604) 685-9744

Website: www.canagoldresources.com

DIRECTORS Sofia Bianchi

Carmen Letton

Andrew Trow

Kadri Dagdelen

Michael Doyle

OFFICERS Catalin Kilofliski ~ Chief Executive Officer

Michael Doyle ~ Chief Technical Officer

Garry Biles ~ President and Chief Operating Officer

Mihai Draguleasa ~ Chief Financial Officer and Corporate Secretary

Colm Keogh ~ Vice President Operations

Chris Pharness ~ Vice President Sustainability and Permitting

Collen Middleton  ~ Vice President Permitting & Compliance

REGISTRAR AND Computershare Investor Services Inc.

TRANSFER AGENT 3rd Floor, 510 Burrard Street

Vancouver, BC, Canada, V6C 3B9

AUDITORS Davidson & Company

 1200-609 Granville Street

 Vancouver, BC, Canada, V7Y 1G6

SOLICITORS AND McMillan LLP

REGISTERED OFFICE #1500 - 1055 West Georgia Street

Vancouver, BC, Canada, V6E 4N7

SHARES LISTED Trading Symbols

TSX: CCM

OTC-QB: CRCUF

DBFrankfurt: CAN

Canagold Resources Ltd.	Page 34